Ur-Energy Announces Third-Quarter Update Webcast

Denver, Colorado (Marketwire – November 9, 2007) Ur-Energy Inc (TSX:URE) (“Ur-Energy” or “the Company”) will present a webcast on November 12, 2007 at 11 a.m. Eastern Time to review the Company’s progress in the last quarter. A question and answer session will follow the presentation.

To participate in the webcast, use the following link:

 http://events.onlinebroadcasting.com/urenergy/111207/index.php

To dial-in to the webcast, use the following contact numbers:

Local/International: (416) 915-9609
North American Toll-Free: (866) 214-7205

Ur-Energy is a junior mining company completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production in 2009. The Company is also engaged in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of the Company trade on the Toronto Stock Exchange under the symbol URE. Ur-Energy has a registered corporate office in Ottawa, Canada and bases its headquarters in Littleton, Colorado. The Company’s website is at www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Dani Wright, Manager, Investor/Public Relations	Bill Boberg, CEO and President
1-720-981-4588, ext. 242	1-720-981-4588, ext. 223
1-866-981-4588	1-866-981-4588
dani.wright@ur-energyusa.com	bill.boberg@ur-energyusa.com

This release may contain forward-looking statements regarding capital and processing cost estimates, production rates, amounts, timetables and methods, mining methods, metallurgical recovery rates, government permitting timetables and strategic plans and are based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and other costs varying significantly from estimates, production rates, methods and amounts varying from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in development and other factors. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. Readers should not place undue reliance on forward looking statements. The forward-looking statements contained herein are made as of the date hereof and we assume no responsibility to update them or revise them to reflect new events or circumstances.